Exhibit (a)(5)(I)

F-star Therapeutics, Inc.

Eddeva B920

Babraham Research Campus

Cambridge, CB22 3AT, United Kingdom

July 7, 2022

Dear Stockholder:

We are pleased to inform you that, on June 22, 2022, F-star Therapeutics, Inc. (“F-star”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with invoX Pharma Limited (“Parent”), Fennec Acquisition Incorporated (“Purchaser”), and Sino Biopharmaceutical Limited (“Guarantor”). In accordance with the Merger Agreement, Parent, through Purchaser, has commenced on July 7, 2022, a tender offer (the “Offer”) to acquire all of the outstanding shares of our common stock, par value $0.0001 per share (the “Company Shares”), at a price of $7.12 per share in cash (the “Offer Price”), without interest, subject to any applicable withholding taxes.

If successful, upon the terms and conditions set forth in the Merger Agreement, the Offer will be followed by a merger of Purchaser with and into F-star, with the F-star continuing as the surviving corporation and as a direct wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Company Share (other than (i) any Company Shares owned by Parent, Purchaser or F-star or by any other wholly-owned subsidiary of Parent, Purchaser or F-star (or held in F-star’s treasury) or (ii) as to which the holder is entitled to appraisal rights under the Delaware General Corporation Law (“DGCL”) and has properly exercised and perfected such holder’s demand for appraisal and, as of the Effective Time, has not effectively withdrawn or lost their rights to such appraisal and payment under the DGCL) outstanding immediately prior to the Effective Time, will be canceled and converted into the right to receive the Offer Price, in cash, without interest, and subject to deduction for any applicable withholding taxes required by applicable law.

The Board of Directors of F-star (the “Board”) unanimously: (i) determined that the Merger Agreement and the transactions contemplated therein are advisable and fair to, and in the best interests of, F-star and its stockholders; (ii) agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by F-star of the Merger Agreement and the consummation of the transactions contemplated therein; and (iv) resolved to recommend that the holders of Company Shares accept the Offer and tender their Company Shares to Purchaser pursuant to the Offer.

Accordingly, and for the other reasons described in more detail in the enclosed copy of F-star’s Solicitation / Recommendation Statement on Schedule 14D-9, the Board recommends that F-star’s stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer.

Accompanying this letter is (i) a copy of F-star’s Solicitation/Recommendation Statement on Schedule 14D-9, and (ii) Purchaser’s Offer to Purchase, dated July 7, 2022, which sets forth the terms and conditions of the Offer, and related materials. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at one minute following 11:59 p.m. Eastern Time on the twentieth (20th) business day following the Offer, at the end of the day on August 3, 2022, unless extended.

On behalf of the board of directors, we thank you for your support,

/s/ ELIOT FORSTER, PH.D.

Eliot Forster, Ph.D.

President and Chief Executive Officer